Agreement

Made and entered into force as of 15/1/2008

By and between

D.I.R Omri Yizum and Hashka'ot Ltd. and others, ID No. 513947903, (“Intermediary”) and

Inspire MD, Register No. 513679431, a company duly incorporated and existing under the laws of Israel, with offices at 3 Menorat Ham'aor St. Tel Aviv, Israel (the “Company”);

Whereas	The Intermediary provided to the Company certain mediation and introductory services (the “Services”) as a direct result of which the Company should contract with various distributors as detailed in Appendix A. (the “Distributors”) for the distribution of the Company's products (the “Products”) in various countries (the “Distribution Agreement”); and

Whereas	the Company warrants that the Services are provided to it by the Intermediary to its full satisfaction; and

Whereas	the Parties wish to conclude the Intermediary's remuneration in connection with the Services; and

Whereas	the parties declare that this agreement is the sole valid agreement regarding remuneration for mediation and introductory services in the agreed territories;

Therefore it has been agreed declared and warranted between the parties as follows:

1. Interpretations

1.1	The preamble to this Agreement forms an integral part hereof and is as binding as are its other terms.

1.2	The headings of the various paragraphs in this Agreement are for convenience and reference only and may not be employed in the interpretation or construction of this Agreement.

2.	Royalties

For its Services the Intermediary shall be entitled to receive royalties in the following rates:

2.1	For the introduction to the distributors listed in Appendix A, a one time fee in the amount of 3,000 options to buy shares of the Company at $0 (zero U.S. dollars) exercise price

2.2	The above remuneration is all inclusive and the Intermediary shall not be entitled to any further consideration in connection with the Distribution Agreement signed between the Distributor and the Company.

3.	Confidentiality

3.1	Each party hereto shall be required to keep in confidence business information relating to the other party, including without limitation, contract terms, quantities, prices, fees, financing arrangements, clients, products, plans, charts, ideas, specifications and business activities, connections, including any commercial, financial and other business data of the other party, its employees, officers or affiliated companies.

4.	Miscellaneous

4.1	This Agreement constitutes the entire Agreement between the parties related to the subject matter hereof and replaces all prior agreements, undertakings and presentations whether oral or written, and no amendment or change in this Agreement shall be valid unless made in writing and sign by both parties.

4.2	This Agreement shall be construed in accordance with and governed by the Israeli Law and the competent courts of Israel shall have the sole and exclusive jurisdiction over this Agreement.

4.3	No delay or omission to exercise any right, power or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default theretofore or thereafter occurring.

4.4	Any waiver, permit, consent or approval of any kind or character on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing and signed by the parties hereto.

4.5	The Parties agree that the Company shall have the right to assign all of its rights and obligations under this Agreement to a solvent affiliate thereof provided that such affiliate undertakes the obligations of the Company.

4.6	This Agreement and/or its execution shall not constitute employer/employee relationship between the parties.

In witness whereof the authorized representatives of the parties hereto have signed this agreement as of the date first hereinabove set forth.

/s/ Ofir Paz
/s/ Asher Holzer	/s/ Roni Ezra
The Intermediary	The Company
CEO – Ofir Paz	Mr. Roni Ezra
President – Asher Holzer

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